EXHIBIT 4.3

CERTIFICATE OF SECRETARY

I, JOHN M. LOWBER, the duly elected and acting Secretary of General Communication, Inc., an Alaska corporation, do hereby certify and declare that the resolution of the Board of Directors attached hereto as Exhibit 4.3A is a true and correct copy of a resolution duly adopted by the Board of Directors of General Communication, Inc. at its meeting held on April 27, 2007.

EXECUTED this 24th day of July, 2007 at Anchorage, Alaska.

GENERAL COMMUNICATION, INC.

By:	/s/ John M. Lowber
John M. Lowber, Secretary

STATE OF ALASKA	)
) ss.
THIRD JUDICIAL DISTRICT	)

The foregoing instrument was acknowledged before me this 24 day of July, 2007 by John M. Lowber, Secretary of General Communication, Inc. an Alaska corporation, on behalf of the corporation.

/s/ Christine Ransom
Notary Public in and for Alaska
My Commission Expires: 8/28/2010

EXHIBIT 4.3A

BOARD RESOLUTION NO. 2007-03

RESOLVED, that the board of directors of General Communication, Inc. approves and otherwise authorizes, subject to shareholder approval, revising limitations of the Company's Amended and Restated 1986 Stock Option Plan on the option exercise price to allow deductibility of compensation expense recognized upon exercise of options under the plan;

RESOLVED FURTHER, that the president or the president's designee is directed to take those steps necessary to seek shareholder approval of this amendment to the plan at the Company's 2007 annual meeting of shareholders and subsequent to that approval to direct the execution of that amended and restated plan.

DATED, this 27th day of April, 2007.

/s/ John M. Lowber
John M. Lowber
Secretary